              July 25, 2012

John Cash Accounting Branch Chief Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	LaCrosse Footwear, Inc.
Form10-K for the Fiscal Year Ended December 31, 2011
Filed March 2, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2012
File No. 000-23800

Dear Mr. Cash:

We are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 19, 2012 (the “Comment Letter”) relating to the above-referenced Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) and Definitive Proxy Statement filed March 23, 2012 (the “Proxy Statement”) for LaCrosse Footwear, Inc. (the “Company”). The Form 10-K and the Proxy Statement are collectively referred to herein as the “Filings”.

For your convenience, we have reproduced each of the Staff’s comments below and provided our response.

Form 10-K – Consolidated Net Sales, page 20

1.	Where you identify multiple factors that contributed to a change in your results of operation, in future filings, please quantify each contributing factor so an investor may assess the materiality of each factor. For example, on page 20 you disclose that your sales to the work market were down 19% in 2011 as compared to 2010. Your disclosure attributes the decline to decreased sales to the U.S. government and associated suppliers and your exit of the commodity apparel business, but you do not quantify how much each factor contributed to the 19% decline. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K. Please address this comment with respect to each reporting period.

John Cash Securities and Exchange Commission July 25, 2012 Page 2

We will quantify the changes in each of the factors contributing to the changes in our net sales in future filings, including for the second quarter and year to date periods for 2012 as compared to the same periods in 2011 in our Form 10-Q for the quarterly period ended June 30, 2012.

Form 10-K – Liquidity and Capital Resources, page 22

2. In future filings, please disclose the financial covenants to which you are subject under your line of credit with Wells Fargo.

We will disclose the financial covenants to which we are subject in future filings, including in our Form 10-Q for the quarterly period ended June 30, 2012.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

3. We note your statement on page 15 that you strive to benchmark total compensation at approximately 100% of the “relevant market average.” With a view toward future disclosure, please explain to us what constitutes the “relevant market average” considering that your review of compensation data appears to include broad-based third party surveys as well as targeted groups of non-durable goods manufacturing companies on a local and nation-wide basis. To the extent that you have utilized compensation data of other companies to provide you with a framework for your compensation decisions, your disclosure should identify, by name, the companies that comprise the group to which you benchmark compensation as well as how actual 2011 compensation compared to the benchmark. Please advise. Refer to Item 402(b)(xiv) of Regulation S-K. For additional guidance, see Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations found on our website.

The peer group for compensation analysis consists of Rocky Brands, Inc., K-Swiss, Inc., Columbia Sportswear Company, Craft Brew Alliance, Inc., Flir Systems, Inc., Nautilus, Inc., Schnitzer Steel Industries, Inc., and Crocs Retail, Inc.

We determine the “relevant market average” by analyzing the third-party surveys, arriving at an approximate 50th percentile of such data, or “market average,” and adjusting as appropriate for region and company profile by reference to the peer group compensation data.

Actual 2011 compensation was generally consistent with the “market average.” Differences between the “market average” and the actual compensation of our executive officers were due to factors such as the experience and actual performance of each employee.

In future proxy statement filings we will include the expanded definition of “relevant market average” as described above.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

John Cash Securities and Exchange Commission July 25, 2012 Page 3

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bruce Robertson of Garvey Schubert Barer, the Company’s outside counsel, at 206-464-3939, or the undersigned at 503-262-0110 x1331, if you wish to discuss the Company’s responses to the Comment Letter.

Sincerely,

/s/ David P. Carlson

David P. Carlson

Executive Vice President and Chief Financial Officer

LaCrosse Footwear, Inc.

CC:    Bruce Robertson